UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 3, 2023, Grindrod Shipping Holdings Ltd. (“Grindrod Shipping” or the “Company”) announced that the completion conditions included in the two sale and purchase agreements dated September 25, 2023 in respect of the previously announced acquisition by Grindrod Shipping Pte. Ltd., a wholly owned subsidiary of Grindrod Shipping, of the entire issued share capital of Tamar Ship Management Limited and Taylor Maritime Management Limited (the “Acquisition”) had been met. The Acquisition became legally effective on October 3, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: October 3, 2023	/s/ Deborah Davel
Name: Deborah Davel
Title: Chief Financial Officer

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